1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 1, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

POSSIBLE TRANSACTIONS

RESUMPTION OF TRADING

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

POSSIBLE TRANSACTIONS

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) wishes to inform the public that the Company plans to invest in a commercial bank in its overseas initial public offering (the “Possible Transaction I”). The total investment amount will not exceed RMB3 billion. The final investment amount, number of shares to be acquired and shareholding percentage are subject to negotiations with counterparties and the final offering price. As at the date of this announcement, no legally binding transaction document in respect of the Possible Transaction I has been signed.

Having made enquiry by the Company, Yankuang Group Corporation Limited (“Yankuang Group”), the controlling shareholder of the Company, confirms that it is in preliminary discussions on the feasibility on transferring (i) an exploitation right of Wan Fu coal mine owned by it to the Company as previously promised (the “Possible Transaction II”) and (ii) 60%-70% of its equity interest in a finance company (the “Possible Transaction III”) to the Company. The coal resources involved in Wan Fu coal mine are approximately 290 million tonnes, representing approximately 7% of the total coal resources of the Company’s domestic coal mines under production. The unaudited net assets of the finance company as at 31 December 2015 amounted to approximately RMB1.4 billion. In respect of the Possible Transaction II and Possible Transaction III, Yankuang Group has engaged relevant intermediaries to carry out auditing and evaluation work. As at the date of this announcement, no plan has been made and no framework agreement or legally binding transaction document in respect of the Possible Transaction II and the Possible Transaction III has been entered into between Yankuang Group and the Company.

Save for the above-mentioned Possible Transaction I, Possible Transaction II and Possible Transaction III (collectively, the “Possible Transactions”), there is no other material information relating to the Company that should be disclosed to the public as at the date of this announcement.

The Board will keep the market informed in compliance with the requirements of the Listing Rules as and when any written agreement in relation to the Possible Transactions have been signed.

Given significant uncertainties associated with the Possible Transactions, shareholders of the Company and the public investors are advised to exercise extreme caution when dealing in the shares of the Company.

RESUMPTION OF TRADING

Trading in (i) the H shares of the Company (stock code: 1171); (ii) debt securities (stock codes: 4551 and 4552) issued by Yancoal International Resources Development Co., Limited (a wholly owned subsidiary of the Company) and guaranteed by the Company; and (iii) debt securities (stock code: 5753) issued by Yancoal International Trading Co., Limited (a wholly owned subsidiary of the Company) and guaranteed by the Company on the Stock Exchange was halted from 9:00 a.m. on 1 March 2016 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the H shares (stock code: 1171) and debt securities (stock codes: 4551, 4552 and 5753) on the Stock Exchange with effect from 9:00 a.m. on 2 March 2016.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

1 March 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC